IMPACT MEDICAL SOLUTIONS, INC.
17011 Beach Blvd., Suite 900 Huntington Beach, CA 92647 Telephone: (714) 841-2670

July 24, 2008

VIA EDGAR

Julie Sherman
Staff Accountant
Division of Corporation Finance
United States Securities and
Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Impact Medical Solutions, Inc.
Form 10-KSB for the Year Ended December 31, 2007
File No.: 000-52117

Dear Ms. Sherman:

We are in receipt of your letter, dated July 18, 2008, regarding the above-captioned matter. Per your letter, please be advised that we have filed Amendment No. 1 to the Form 10-KSB for the fiscal year ended December 31, 2007 to include Management’s Report on Internal Control over Financial Reporting under Item 8A. Controls and Procedures of Part II of Form 10-KSB.

The Company does not believe that the inadvertent omission of such report in the original filing impacted the effectiveness of the Company’s controls and procedures as of the end of the fiscal year covered by the report.

The Company has also filed revised Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B and has revised these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

The Company’s statement as requested in your comment letter follows this response letter.

Please do not hesitate to contact us with any questions regarding this matter. We look forward to working with you regarding this matter.

Very truly yours, IMPACT MEDICAL SOLUTIONS, INC.

By: /s/ Wayne D. Cockburn

Wayne D. Cockburn
President, Chief Executive Officer,
Secretary, Treasurer and Interim Chief
Financial Officer and a Member of the Board of Directors
(Principal Executive Officer and
Principal Financial Officer)

ACKNOWLEDGEMENT

I, Wayne D. Cockburn, the President, Chief Executive Officer, Secretary, Treasurer and Interim Chief Financial Officer and a Member of the Board of Directors (Principal Executive Officer and Principal Financial Officer) of Impact Medical Solutions, Inc., a Delaware corporation (the “Company”), do hereby acknowledge the following on behalf of the Company in connection with Amendment No.1 to the Company’s annual report on Form 10-KSB for the fiscal year ended December 31, 2007:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement this 23rd day of July 2008.

IMPACT MEDICAL SOLUTIONS, INC.

By:	/s/ Wayne D. Cockburn

Wayne D. Cockburn
President, Chief Executive Officer,
Secretary, Treasurer and Interim Chief
Financial Officer and a Member of the Board of Directors (Principal Executive Officer and Principal Financial Officer)